Exhibit (a)(1)(D)

Offer to Purchase for Cash Up to $125,000,000 in Value of Shares by

Chambers Street Properties

of its Common Shares of Beneficial Interest at a Purchase Price

Not Greater Than $10.60 Nor Less Than $10.10 Per Common Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 19, 2013, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 21, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Chambers Street Properties, a Maryland real estate investment trust (the “Company”), has listed its Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”), on the New York Stock Exchange (“NYSE”), commencing on May 21, 2013, under the symbol “CSG”. The listing provides the Company’s shareholders a security that can be sold on a daily basis at a price determined by the market.

We have been appointed by the Company to act as the Dealer Managers in connection with the Company’s offer to purchase for cash up to $125,000,000 in value of its Common Shares, at a price specified by the tendering shareholders of not greater than $10.60 nor less than $10.10 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 21, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee.

Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, the Company will determine a single price per Common Share (the “Purchase Price”), which will be not more than $10.60 and not less than $10.10 per Common Share, that it will pay for Common Shares properly tendered in the Offer and not properly withdrawn, and accepted for purchase, taking into account the number of Common Shares tendered pursuant to the Offer and the prices specified by the tendering shareholders. The Purchase Price will be the lowest price per Common Share (in increments of $0.10) of not more than $10.60 and not less than $10.10 per Common Share, at which Common Shares have been properly tendered or have been deemed to be tendered pursuant to the Offer, that will enable the Company to purchase the maximum number of Common Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $125,000,000 (or such lesser number if less than $125,000,000 in value of Common Shares are properly tendered in the Offer after giving effect to any Common Shares properly withdrawn). The Company will not accept Common Shares subject to conditional tenders, such as acceptance of all or none of the Common Shares tendered by any tendering shareholder. No fractional Common Shares will be purchased in the Offer.

All Common Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Common Shares tendered at or below the Purchase Price may not be purchased if Common Shares having an aggregate value in excess of $125,000,000 are properly tendered and not properly withdrawn. Only Common Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Common Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if the number of Common Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $125,000,000, the Company will purchase Common Shares: (1) first, from all holders of “odd lots” of less than 100 Common Shares who properly tender all of their Common Shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date and (2) second, from all other shareholders who properly tender Common Shares at or below the Purchase Price, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Common Shares, until the Company has purchased Common Shares resulting in an aggregate purchase price of $125,000,000. See Sections 1, 3 and 4 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated May 21, 2013;

2.

Letter of Transmittal and the IRS Form W-9 for your use in accepting the Offer and tendering Common Shares of, and for the information of, your clients (photocopies of the Letter of Transmittal, with manual signatures, may be used to tender Common Shares);

3.

Letter to Clients, for you to send to your clients for whose accounts you hold Common Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery with respect to Common Shares, to be used to accept the Offer if the procedures for book-entry transfer cannot be completed on a timely basis or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date; and

5.	Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 6 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on June 19, 2013, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Common Shares to be tendered properly pursuant to the Offer:

¡

a book-entry confirmation of the deposit of Common Shares into the Paying Agent’s account at The Depositary Trust Company (“DTC”) if Common Shares are tendered through DTC’s Automatic Tender Offer Program system, a properly completed and duly executed Letter of Transmittal (or manually signed photocopy of the Letter of Transmittal) including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

¡	the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

Although the Company’s Board of Trustees has authorized the Offer, none of the Company, any member of the Company’s Board of Trustees, the Dealer Managers, the Paying Agent, the Depositary, the Information Agent (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Common Shares or as to the price or prices at which they may choose to tender their Common Shares. Your clients must make their own decisions as to whether to tender their Common Shares, how many Common Shares to tender and the price or prices at which their Common Shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the related Letter of Transmittal including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers, the Paying Agent, the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of Common Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Common Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

If you have any questions regarding the Offer, please contact the Dealer Managers (institutional shareholders) or the Information Agent (retail shareholders), each at the telephone numbers and addresses set forth below. If you require additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents, please contact the Information Agent at the telephone numbers and address set forth below.

The Depositary and Paying Agent for the Offer is:

By registered, certified, express or first class mail:	By overnight courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Facsimile (for withdrawals only): (617) 360-6810

The Dealer Managers for the Offer are:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

and

Citigroup

Citigroup Global Markets Inc.

Special Equity Transactions Group

390 Greenwich Street, 1st Floor

New York, New York 10013

Telephone: (877) 531-8365

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

(888) 658-3624 (Toll Free) or

via email at ChambersStreet@georgeson.com

Banks and Brokerage Firms please call:

(800) 223-2064

Very truly yours,

Wells Fargo Securities, LLC and Citigroup Global Markets Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Managers, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.